Invest in goimagine

The World's First Marketplace donating 100% Profits to Charity



🐦 f @ GOIMAGINE.COM BOSTON MA

Retail Software Technology Social Impact Marketplace

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Why you may want to invest in us...

1 ❤️ Harnessing the power of ecommerce to help children in need

2 📕🛍️👐🕊️Thousands of handmade sellers working together to build a #caringeconomy

3 🎁📈$60,000+ in Merchandise Sales

4 🧶 Handmade in the USA.

5 😢😭😰The United States has the 2nd highest rate of child poverty in the developed world. Our economy can do better.

Why investors ❤️ us

WE'VE RAISED $3,250 SINCE OUR FOUNDING


Jon has built Goimaine from the ground up. Has successfully aligned himself with other business supportive people to help him achieve the ultimate goal of having a Marketplace that donates profits to charities. Jon is very transparent with his goals, what has been spent, what the future looks like, what is working and hasn't worked. Jon takes constructive criticism extremely well and really listens to what others think but adheres to the main goals and objectives that he has set from the beginning. As a seller on the platform, I love the product. I didn't know Jon until joining Goimagine. He has weekly webinars for us to hear upcoming changes, give our opinions on what is or isn't... read more

Karen Travis ☆


Jon, is such a honest caring person, who wants to help all those who are in need. I am so happy to be part of a caring community
Kathy Morse ☆

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Our team


Jon Lincoln
Founder
- Successfully launched a SaaS-based insurance management system in 2015 built on SalesForce.com - Won the "Insurance Innovation of the Year" 2016 - Named "Top 10 Insurtech Leader" 2017 - Winner of an ACORD Leadership Award 2019



Bill Rowell
CTO
- 18+ Years experience in eCommerce software design and engineering



Stephanie Romkey
Director of Branding and Social
- 15+ Years experience as Senior Graphic Designer and Branding Professional


In the news



Marketplace opens donating 100% of profits to charity

"Uber is a great example of marketplace," said Lincoln. "One person drives another person needs a ride and they transact on Uber and Uber gets a fee in the middle. Now those fees, while small, when you scale

August 17, 2020 @ boston25news.com

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Downloads

- goimagine Investor Deck.pdf
- goimagine Revenue Share Calculator Final.pdf

The Marketplace that Cares

In August 2020 goimagine launched the first ever marketplace focusing on social good by donating 100% profits to charity. Our platform specializes in handmade items connecting creative sellers and buyers throughout the United States.



goimagine
THE MARKETPLACE THAT CARES
100% Profits to Charity • Handmade in the USA
WHAT IS THE CARING ECONOMY?
CHECK OUT THE VIDEO BELOW
SPOOKY FINDS
HELLO AUTUMN
Featured Products

Welcome to the #caringeconomy

With the launch of goimagine we are introducing the concept of the caring economy to eCommerce. Our mission is not only to donate our profits to children's charities, but encourage future businesses to do the same.



goimagine - The Caring Economy
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goimagine
What if a marketplace
Donated their profits to Charity?

Follow the Leader

Giving all of the profits away might seem crazy, but successful companies already do it. The most well known is Newman's Own who has been donating 100% of their profits to charity since 1982. Through selling items like Salad Dressing and Pasta Sauce they have donated over **$550 Million** to worthy causes! (https://www.newmansown.com/)

Goimagine is bringing this same business model to ecommerce where the scalability is even greater.



NEWMAN'S OWN



Getting Noticed!

We have quickly gained the attention of sellers, buyers and the media. Our story is one people want to share and talk about because we are creating light in an ever increasing dark world.





Handmade for Good

Goimagine is like most 2-Sided marketplaces connecting handmade sellers with buyers throughout the United States looking for unique and creative handmade items.

Our largest competitor is Etsy (https://www.etsy.com/). Etsy currently has over 2.5 Million sellers, 50 Million active buyers and has grown exponentially for years. As Etsy has grown and gone public on the NASDAQ stock exchange they are slowly leaving the handmade niche by allowing manufactured goods onto their marketplace to continue growth.

We believe as Etsy leaves the Handmade market there is a BIG opening for a marketplace dedicated to only Handmade products to pick up where Etsy is leaving off.



We have already donated to our first charity!

While still in Beta we were able to donate to our first charity; Horizons for Homeless Children in Boston, MA (http://horizonschildren.org/).



Time to Grow!

Now that the marketplace is operating and transactions are flowing it's time for goimagine to raise funds to scale things bigger. With this unique philanthropic business model we need to think creatively on how to raise funding which is why we are turning to equity crowdfunding.

When buyers and sellers come together on a Marketplace that Cares...everybody wins.

Thank you for your support of the #caringeconomy

Investor Q&A

What does your company do? ˅   – COLLAPSE ALL

goimagine is a handmade marketplace connecting buyers and sellers throughout the USA that donates 100% Profits to Charity. We are a handmade marketplace like Etsy with the philanthropic mission of Newman's Own.

Where will your company be in 5 years? ˅

We hope (but not guarantee) to become the largest Marketplace focused solely on Handmade in the United States and inspire other entrepreneurs to start marketplaces with a similar philanthropic mission.

Why did you choose this idea? ˅

The United States is among the richest nations in the world, but also ranks 2nd highest in child poverty rate. At Goimagine we are harnessing the power of the online economy to help children that are homeless and hungry.

How far along are you? What's your biggest obstacle? ˅

Since launching our Beta in April 2020 and our full launch in August we have achieved:

- 1,500+ Sellers on the Marketplace
- 20,000+ Products listed
- $60,000+ in Gross Merchandise Sales.

Who competes with you? What do you understand that they don't? ˅

Etsy is the clear competitor. Since Etsy had their IPO in 2015 they are straying away from their handmade roots by offering manufactured items along with raising fees on sellers. Their handmade community is getting increasingly frustrated with the direction of the company and actively looking for alternatives.

We believe the handmade world is not only looking for a true handmade marketplace, but our philanthropic mission is an additional reason for them to support us.

How will you make money? ˅

We make money through monthly subscriptions from the sellers along with a percentage of each transaction. You can see the different plan levels here:
https://goimagine.com/become-a-seller/

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

If the cost of customer acquisition becomes too high it will strain our ability to make the marketplace profitable. As with any two-sided marketplace we need to make both sellers and buyers happy. In a short time we have shown seller acquisition will not be our hurdle and scaling buyer acquisition will be the biggest priority.

This is why the majority of the money we raise from this investment will go directly to marketing and advertising to buyers.



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